Exhibit 1

AGNICO-EAGLE MINES LIMITED News Release

Stock Symbol:	AEM (NYSE and TSX)
For further information: Investor Relations (416) 947-1212

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE MINES LIMITED REPORTS

INVESTMENT IN ALEXANDRIA MINERALS CORPORATION

Toronto (March 23, 2010) — Agnico-Eagle Mines Limited (“Agnico” or the “Company”) today reported that it had acquired 9,100,000 units (“Units”) of Alexandria Minerals Corporation (“Alexandria”) by way of a private placement at a price of $0.20 per Unit for a total consideration of $1,820,000 in cash.  Each Unit consisted of one common share (“Common Share”), resulting in the acquisition of a total of 9,100,000 Common Shares of Alexandria by the Company, and one share purchase warrant (“Warrant”), being 9,100,000 Warrants, each Warrant entitling the holder to acquire one Common Share at a price of $0.21 per share for the first twenty-four months following the closing date.  Agnico also has the right to participate in future financings within the next twenty-four months to maintain its equity position in Alexandria as at the time of the future financing.

Agnico now holds 9,100,000 common shares and 9,100,000 share purchase warrants representing an ownership position in Alexandria of 9.9% (or 18.08% on a partially diluted basis).

The Common Shares and Warrants were acquired for investment purposes.  Agnico may acquire additional common shares or warrants of Alexandria or dispose of some or all of the common shares or warrants of Alexandria currently held.

Agnico purchased the Common Shares and Warrants pursuant to the “accredited investor” prospectus exemption provided in National Instrument 45-106.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 28 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.